Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

May 12, 2017

TEN LTD REPORTS FIRST QUARTER 2017 PROFITS AND DECLARES DIVIDEND

$17.5 million net income for Q1 2017 or $0.16 earnings per share

77% of Fleet on Long-Term Employment

$1.4 billion in minimum contracted future revenues

RECENT HIGHLIGHTS

•	Net income of $17.5 million or $0.16 per share.

•	EBITDA of $61.6 million.

•	77% of total fleet on long-term charters with minimum revenues of $1.4 billion and average charter employment of 2.5 years.

•	Maintaining outstanding fleet utilization at 97.2%.

•	4% reduction in vessel daily operating expenses.

•	All 15 newbuildings on long-term contracts. Twelve vessels already delivered, three in the next three quarters.

•	Pro-forma fleet of 65 vessels, totaling 7.2 million dwt, consisting of 45 tankers that trade in the crude space, three shuttle tankers, 15 tankers carrying products and two LNG vessels.

•	Uninterrupted dividend distributions since inception. New dividend of $0.05 per common share declared for payment on July 14, 2017.

Athens, Greece – May 12, 2017-TEN, Ltd (TEN) (NYSE: TNP) (the “Company”) today reported results (unaudited) for the quarter ended March 31, 2017.

Q1 2017 Summary Results

Revenues, net of voyage expenses totaled $108.2 million, approximately $8.5 million more than in the first quarter of 2016, in part due to the delivery of new vessels.

Net income in the first quarter 2017 was $17.5 million, or $0.16 per share, net of preferred dividends.

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Fleet utilization of 97.2% contributed to higher revenue. TEN has maintained a 95% plus utilization consistently. A remarkable accomplishment in a cyclical industry.

Since the beginning of 2017, TEN has taken delivery of four vessels, namely the VLCC Hercules I in January, the aframax crude carriers Marathon TS and Sola TS in February and April respectively, and its third shuttle tanker, the DP2 Lisboa in March, which started its time-charter in May, 2017.

Depreciation and dry-docking amortization costs increased by $6.1 million due to the introduction of new vessels into the fleet. No vessels were disposed of during the period, although there remains an expectation to sell certain older, for TEN’s standards, vessels during the course of the year.

Average daily operating costs per vessel decreased by 4% to $7,584 from $7,890 in the first quarter of 2016, mainly as a result of cost effective operations by our affiliated technical managers.

TEN’s daily average overhead expense per vessel was reduced by 5% to $1,139. G&A fell 12% from the first quarter 2016, mainly due to reduced promotional and miscellaneous expenses.

Interest and finance costs totaled $11.9 million, an increase over the first quarter of 2016 mainly due to reduced capitalized interest upon the completion of new vessels, increased indebtedness due to those new vessels and increases in the LIBOR rate, offset partly by gains on interest rate swaps.

Cash balances amounted to $160.1 million as of March 31, 2017. TEN’s balance sheet has been further strengthened with $115.0 million gross proceeds from an offering of preferred shares which closed in April.

Net debt to capital at March 31, 2017 was 54%. Earnings before interest, depreciation and amortization (EBITDA) in the first quarter of 2017 amounted to $61.6 million. All vessels generated a positive EBITDA, except for two vessels undergoing dry-docking in the period.

“TEN posted another profitable quarter in a challenging market environment. This is the best proof of management’s performance in executing a clearly defined strategy that takes into account the numerous and very complex parameters at play. Prudence and early preemptive action, together with ever increasing efficiency in managing costs, allows TEN to produce steady sustainable earnings and best in class results,” Mr. Takis Arapoglou, Chairman of the Board stated. “This has been a steady pattern throughout the 24 years since TEN’s inception, allowing it to navigate effectively and efficiently through all business cycles, to consistently reward its shareholders, while adhering to strict corporate governance guidelines and adapting to evolving regulatory environments. Today, TEN has a fleet of 65 modern vessels, covering the whole spectrum from conventional crude and product tankers to higher value added DP shuttle tankers and LNG carriers. This unique fleet profile reflects TEN’s strategy to offer one platform serving all the needs of its prestigious client base. This new industrial model ensures stability, sustainable earnings and continued value creation for the shareholders,” Mr. Arapoglou concluded.

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Dividend – Common Shares

The Company will pay a dividend of $0.05 per common share on July 14, 2017 to shareholders of record as of July 11, 2017. Inclusive of this payment, TEN will have distributed a total of $10.51 per share in uninterrupted dividends to its common shareholders since the Company’s listing on the NYSE in March 2002.

Strategy & Outlook

As expected, oil barrels from Nigeria, Libya, Iran and the rejuvenation of the US shale industry is filling the void the OPEC (and non-OPEC) cuts have created in the markets. As a result, oil prices continue to remain at attractive levels to stimulate global demand and by extension seaborne tanker trade. With oil prices at attractive levels and a low orderbook environment, we expect a long term upward momentum in freight rates. TEN, with the majority of the fleet in secured and flexible contracts and a notable presence in the spot market, would be a prime beneficiary of this expected uplift.

In line with the programmed deliveries, in January 2017 the VLCC Hercules I was delivered from Hyundai Heavy Industries in South Korea and was subsequently chartered for a period of up to 18 months. In February and April 2017, the aframax tankers Marathon TS and Sola TS were delivered from Daewoo Mangalia Heavy Industries, the fifth and sixth in a series of nine aframaxes built against long-term contracts. In March 2017, the Company took delivery of its third DP2 shuttle tanker Lisboa from Sungdong Shipbuilding in South Korea. The vessel was built against an eight year contract, with an option to extend to eleven years. In addition, the Company recently initiated a strategic partnership with a major US oil company starting with the chartering of three suezmaxes and one VLCC.

TEN’s 15-vessel newbuilding program is nearing completion with the final three aframax tankers expected to be delivered in the coming months. In the second half of the year, with all vessels delivered and 77% of the fleet on full utilization contracts, TEN’s industrial shipping strategy will be at full throttle.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993, is one of the first and most established public shipping companies in the world today. TEN’s pro-forma fleet, including three Aframax tankers under construction, consists of 65 double-hull vessels, constituting a mix of crude tankers, product tankers and LNG carriers, totalling 7.2 million dwt. Of these, 45 vessels trade in crude, 15 in products, three are shuttle tankers and two are LNG carriers.

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COMPANY’S GROWTH TIME-TABLE

#	Vessel Name	Type	Dwt	Delivery	Status	LT Contracts
1	Ulysses	VLCC	300,000	May 2016	Delivered	Yes
2	Elias Tsakos	Aframax	112,700	June 2016	Delivered	Yes
3	Thomas Zafiras	Aframax	112,700	Aug 2016	Delivered	Yes
4	Leontios H	Aframax	112,700	Oct 2016	Delivered	Yes
5	Parthenon TS	Aframax	112,700	Nov 2016	Delivered	Yes
6	Sunray	Panamax LR1	74,200	Aug 2016	Delivered	Yes
7	Sunrise	Panamax LR1	74,200	Sep 2016	Delivered	Yes
8	Maria Energy	LNG	93,616	Oct 2016	Delivered	Yes
9	Hercules I	VLCC	300,000	Jan 2017	Delivered	Yes
10	Marathon TS	Aframax	112,700	Feb 2017	Delivered	Yes
11	Lisboa	DP2 Shuttle	157,000	Mar 2017	Delivered	Yes
12	Sola TS	Aframax	112,700	Apr 2017	Delivered	Yes
13	Oslo TS	Aframax	112,700	Q2 2017	TBD	Yes
14	Stavanger TS	Aframax	112,700	Q3 2017	TBD	Yes
15	Bergen TS	Aframax	112,700	Q4 2017	TBD	Yes

LT: Long-Term

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

Three months ended March 31, 2017 (Unaudited)
STATEMENT OF OPERATIONS DATA
Voyage revenues	$138,242

Voyage expenses	30,083
Vessel operating expenses	40,011
Depreciation and amortization	32,291
General and administrative expenses	6,110

Total expenses	108,495

Operating income	29,747

Interest and finance costs, net	(11,864)
Interest income	118
Other, net	(145)

Total other expenses, net	(11,891)

Net Income	17,856
Less: Net income attributable to the noncontrolling interest	(377)

Net Income attributable to Tsakos Energy Navigation Limited	$17,479

Effect of preferred dividends	(3,969)
Net income attributable to common stockholders of Tsakos Energy
Navigation Limited	$13,510
Earnings per share, basic and diluted	$0.16

Weighted average number of common shares, basic and diluted	83,966,533

March 31 2017
BALANCE SHEET DATA
Cash	160,140
Other assets	188,325
Vessels, net	2,909,409
Advances for vessels under construction	100,222

Total assets	$3,358,096

Debt, net of deferred finance costs	1,810,317
Other liabilities	120,963
Stockholders’ equity	1,426,816

Total liabilities and stockholders’ equity	$3,358,096

		Three months ended March 31 2017
OTHER FINANCIAL DATA
Net cash from operating activities		$54,454
Net cash used in investing activities		$(146,636)
Net cash provided by financing activities		$50,616

TCE per ship per day		$20,917

Operating expenses per ship per day		$7,584
Vessel overhead costs per ship per day		$1,139

		8,723
FLEET DATA
Average number of vessels during period		59.6
Number of vessels at end of period		61.0
Average age of fleet at end of period	Years	7.5
Dwt at end of period (in thousands)		6,216

Time charter employment - fixed rate	Days	2,055
Time charter employment - variable rate	Days	1,340
Period employment (pool and coa) at market rates	Days	268
Spot voyage employment at market rates	Days	1,551

Total operating days		5,214
Total available days		5,364
Utilization		97.2%

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i) TCE which represents voyage revenues less voyage expenses divided by the number of operating days.

(ii) Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii) Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.

Non-GAAP Measures

Reconciliation of Net Income to EBITDA

Three months ended March 31, 2017
(Unaudited)
Net Income attributable to Tsakos Energy Navigation Limited	17,479
Depreciation and amortization	32,291
Interest Expense	11,864

EBITDA	$61,634